15045344

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2015
REGISTRATIONS BRANCH
17

tj 2/18/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradespot Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 SW 24th Street
(No. and Street)

Davie (City) FL (State) 33325 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Beloyan 954-916-3899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bongiovanni & Associates, C. P. A.'s
(Name – *if individual, state last, first, middle name*)

19720 Jetron Road 3rd Floor (Address) Cornelius (City) NC (State) 28031 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/17/15

OATH OR AFFIRMATION

I, Mark Beloyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradespot Markets Inc., as of ~~December 31,~~ 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CAMILO SEGURA
Notary Public, State of Florida
Commission# FF 153643
My comm. expires Aug. 24, 2018

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

And Report of Independent Registered

Public Accounting Firm

December 31, 2014

Tradespot Markets Inc.

Table of Contents

December 31, 2014

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

Independent Auditor's Report

The Board of Directors
Tradespot Markets Inc.:

We have audited the accompanying financial statements of Tradespot Markets Inc. ("The Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, which due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depended on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradespot Markets Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America.

Bongiovanni & Associates, C.P.A.'s

Cornelius, North Carolina
January 30, 2015

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CASH	$	3,198
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
ACCOUNTS RECEIVABLE		7,500
COMMISSION RECEIVABLE		13,266
OTHER		1,434
OFFICE EQUIPMENT, NET OF $17,974		-0-
IN ACCUMULATED DEPRECIATION		
TOTAL ASSETS	$	40,398

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
DECEMBER 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	3,365
TOTAL LIABILITIES		3,365
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		56,230
RETAINED DEFICIT		(19,297)
TOTAL STOCKHOLER'S EQUITY		37,033
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	40,398

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:		
COMMISSIONS	$	240,213
COMMISSIONS RISKLESS PRINCIPAL		13,800
ADVISORY INCOME		30,000
OTHER INCOME		491
TOTAL REVENUES		284,504
EXPENSES:		
COMMISSIONS		66,620
CLEARING FEES AND COSTS		26,687
MARKETING EXPENSES - RELATED PARTY		43,400
MEALS AND ENTERTAINMENT - OTHER		2,781
TELEPHONE AND COMMUNICATIONS		11,889
PROFESSIONAL FEES		13,458
OFFICE EXPENSES		3,315
TRAVEL AND TRANSPORTATION		8,236
LICENSES AND REGISTRATION		3,994
QUOTES AND RESEARCH		5,680
UTILITIES		4,150
POSTAGE		129
DUES AND SUBSCRIPTIONS		595
INSURANCE		613
BANK CHARGES		5
OFFICE SUPPLIES		72
AUTOMOBILE		3,038
COMPUTER		460
TOTAL EXPENSES		195,122
NET INCOME	$	89,382

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 100	$ 56,230	$ (29,179)	$ 27,151
NET INCOME FOR THE YEAR	-0-	-0-	89,382	89,382
SHAREHOLDER DISTRIBUTIONS FOR THE YEAR	-0-	-0-	(79,500)	(79,500)
BALANCES - END OF YEAR	$ 100	$ 56,230	$ (19,297)	$ 37,033

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
NET INCOME	$	89,382
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
DECREASE IN COMMISSIONS RECEIVABLE		3,420
(INCREASE) IN ACCOUNTS RECEIVABLE		(7,500)
DECREASE IN OTHER ASSETS		319
(DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		(3,402)
NET CASH PROVIDED BY OPERATING ACTIVITIES		82,219
CAHS FLOWS USED IN FINANCING ACTIVITIES:		
DISTRIBUTIONS TO SHARHOLDER		(79,500)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(79,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,719
CASH AT BEGINNING OF YEAR		15,479
CASH AT END OF YEAR	$	18,198

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2014

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Revenue Recognition- Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the trade date. Revenues are concentrated with one particular individual.

The company has entered into a clearing agreement with COR Clearing FKA Legent Clearing LLC (hereafter referred to as "COR") whereby COR clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with COR. The company considers their clearing deposit balance with COR to be a cash equivalent in the statement of cash flows.

Office equipment is recorded at cost. The company provides for depreciation using the straight line method over the estimated useful life of five years. Depreciation expense amounted to $ -0- for the year ended December 31, 2014, as it was fully depreciated in prior years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any difference would be immaterial to the financial statements as a whole.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the SEC under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2014, the Company had net capital of $28,099 or an excess of $23,099 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

On January 3, 2012, the Company entered into an agreement with its sole shareholder and a related party company owned by the sole shareholder's wife that provides for the allocation of certain business and operating expenses. The Company operates from the residence of its sole shareholder and agrees to share costs associated with operating on such premises. The Company agreed to remit payment monthly for one-third of the electric utilities.

The Company is also a party to an agreement with a related party company owned by the shareholder's wife which provides for a monthly retainer commitment to such party of $1,000 in exchange for yacht marketing services.

During the year ended December 31, 2014, the Company paid a related party that is owned by the sole shareholder's wife $43,400 in marketing expenses.

TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	37,033
DEDUCT NON-ALLOWABLE ASSETS		(8,834)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		28,099
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	28,099
MINIMUM NET CAPITAL REQUIREMENT- MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	23,099
COMPUTATION OF AGGREGATE INDEBTEDNESS		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	3,365
OTHER AGGREGATE INDEBTEDNESS		-0-
TOTAL AGGREGATE INDEBTEDNESS	$	3,365
RATIO OF AGGREGATE INDEBTEDNESS		0.12 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) —
SUBORDINATED DEBT DECEMBER 31, 2014

The Company had no liabilities subordinated to claims of general creditors at December 31, 2014. In addition, there were none in existence during the year ended December 31, 2014.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2014

At December 31, 2014, the Company was exempt from reporting information for reserve requirements under rule 15c3-3 as no customer funds or securities are held by the Company.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION
RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
DECEMBER 31, 2014

At December 31, 2014, the Company was in compliance with the conditions of exemption from reporting information relating to possession or control requirements under rule 15c3-3 paragraph (K (2) (ii) of that rule as no securities of or for customers are held by the Company.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE
STATEMENT PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2014

A reconciliation between the computation of net capital under rule 15c3-1 included in these audited financial statements and the computation included the respondent's corresponding unaudited form X-17A-5, part ii focus report filing at December 31, 2014 is as follows:

Net capital as reported in the Company's form X-17A-5, part IIA (unaudited) focus report and net capital as reported in the Company's audited financial statements and net capital in the audited financial statements... ... ... $ 28,099

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Tradespot Markets Inc.:

In planning and performing our audit of the financial statements of Tradespot Markets Inc., as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15v3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Broad of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this reaposnibil1ty, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of their design and operation may deteriorate.

A *deficiency in internal* control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less serve than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose describes in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the use of the Broad of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bongiovanni & Associates, C.P.A.'s

Cornelius, North Carolina

January 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors
TradeSpot Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Tradespot Markets Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tradespot Markets Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision k2-ii "Customer Protection-Reserves and Custody of Securities" and (2) Tradespot Markets Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Tradespot Markets Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tradespot Markets Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in k2-ii "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bongiovanni & Associates, PA

Cornelius North Carolina
January 30, 2015